02035090

P.E 4-30-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2002.

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, On M5G 2E4

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ________ Form 40-F ___x_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___x_____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

Date: May 3, 2002

By ____________________
Name: Manoj Pundit
Title: Executive Vice-President/General Counsel

0RGH

Consolidated Financial Statements
(Expressed in United States dollars)

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Years ended October 31, 2001, 2000 and 1999 and for the period from September 3, 1997 to October 31, 2001

KPMG

KPMG LLP
Chartered Accountants
Commerce Court West
PO Box 31 Stn Commerce Court
Suite 3300
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Micromem Technologies Inc. (a Development Stage Company) as at October 31, 2001 and 2000 and the consolidated statements of operations and deficit, cash flows and shareholders' equity for the years ended October 31, 2001, 2000 and 1999 and for the cumulative period from September 3, 1997 to October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The cumulative statements of operations and deficit, cash flows and shareholders' equity for the period from September 3, 1997 to October 31, 2001 include amounts for the period from September 3, 1997 to October 31, 1998, which were audited by other auditors whose report has been furnished to us, and our opinion on the cumulative statements, insofar as it relates to the amounts included for the period September 3, 1997 through October 31, 1998 is based solely on the report of the other auditors.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, based on our audits and the report of other auditors, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended October 31, 2001, 2000 and 1999 and for the cumulative period from September 3, 1997 to October 31, 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended October 31, 2001 and shareholders' equity as at October 31, 2001 and 2000 to the extent summarized in note 16 to the consolidated financial statements.

The cumulative period from September 3, 1997 to October 31, 1998 were audited by another firm of chartered accountants who expressed an opinion without reservation on those statements in their report dated December 20, 1999.

KPMG LLP

Chartered Accountants

Toronto, Canada
November 16, 2001

KPMG

KPMG LLP
Chartered Accountants
Commerce Court West
PO Box 31 Stn Commerce Court
Suite 3300
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in the introductory paragraphs to the notes to the financial statements. Our report to the shareholders dated November 16, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants

Toronto, Canada

November 16, 2001

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(Expressed in United States dollars)

October 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 3,556,517	$ 1,242,857
Deposits and other receivables (note 5)	228,143	292,285
Other assets (note 6)	–	76,197
	3,784,660	1,611,339
Investments (note 3)	–	22,204
Patents and trademarks (note 8)	332,971	205,319
Capital assets (note 4)	336,839	381,125
Royalty rights (note 2)	10,000,000	–
	$ 14,454,470	$ 2,219,987
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities (note 7)	$ 329,552	$ 468,751
Share compensation payable (note 11)	–	66,461
	329,552	535,212
Shareholders' equity:		
Share capital (note 9):		
Authorized:		
2,000,000 special preference shares, redeemable, voting		
Unlimited common shares without par value		
Issued:		
45,935,349 common shares (2000 - 39,734,516)	29,642,242	11,849,357
Contributed surplus (note 12)	2,010,436	3,256,772
Deferred share compensation	–	(453,219)
Deficit accumulated during the development stage	(17,527,760)	(12,968,135)
	14,124,918	1,684,775
Commitments (note 10)		
Contingencies (note 15)		
	$ 14,454,470	$ 2,219,987

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Salvatore Fuda" Director

"David Sharpless" Director

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended October 31, 2001, 2000 and 1999 and for the period from September 3, 1997 to October 31, 2001

	2001	2000	1999	Period from September 3, 1997 to October 31, 2001
Revenue:				
Interest and other income	$ 185,590	$ 140,231	$ 1,303	$ 329,695
Costs and expenses (income):				
Administration	403,178	610,173	346,071	1,475,726
Professional fees	473,653	1,086,839	468,954	2,131,446
Wages and salaries (note 11(a))	1,372,375	3,688,299	3,520,511	8,662,642
Research and development	2,212,679	1,205,777	455,288	3,923,744
Travel and entertainment	205,757	255,385	261,919	899,073
Operating leases	–	81,689	27,723	109,412
Loss on sale of investment (note 3)	–	–	54,606	54,606
Write-down of investment (note 3)	–	–	61,020	61,020
Amortization	65,298	180,928	7,598	258,575
Fees to related parties (note 11)	–	186,000	–	186,000
Interest expense	–	71,781	3,246	75,027
Unrealized loss (gain) on foreign exchange	(7,009)	7,716	2,154	(24,100)
	4,725,931	7,374,587	5,209,090	17,813,171
Loss before the undernoted	4,540,341	7,234,356	5,207,787	17,483,476
Other income	(10,930)	–	–	(10,930)
Loss before income taxes	4,529,411	7,234,356	5,207,787	17,472,546
Income taxes (note 14)	30,214	25,000	–	55,214
Loss for the period	4,559,625	7,259,356	5,207,787	17,527,760
Deficit accumulated during the development stage, beginning of period	12,968,135	5,708,779	500,992	–
Deficit accumulated during the development stage, end of period	$ 17,527,760	$ 12,968,135	$ 5,708,779	$ 17,527,760
Loss per share:				
Basic and fully diluted	$ 0.10	$ 0.19	$ 0.14	$ 0.40
Weighted average shares	44,163,669	38,763,920	36,213,319	44,163,669

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended October 31, 2001, 2000, 1999 and 1998 and for the period from September 3, 1997 to October 31, 2001

	2001	2000	1999	Period from September 3, 1997 to October 31, 2001
Cash flows from operating activities:				
Loss for the period	$ (4,559,625)	$ (7,259,356)	$ (5,207,787)	$ (17,527,760)
Adjustments to reconcile loss for the period to net cash used in operating activities:				
Loss (gain) on sale of investment	(4,796)	–	54,606	49,810
Write-down of investment	–	–	61,020	61,020
Gain on sale of assets	(6,134)	–	–	(6,134)
Amortization	200,519	230,927	7,598	443,795
Share compensation expense	754,125	3,247,721	3,283,850	7,285,696
Non-cash wages and salaries	34,000	–	–	34,000
Change in non-cash working capital items, net of effects from reverse takeover:				
Decrease (increase) in deposits and other receivables	64,142	(276,565)	(5,600)	(219,546)
Increase (decrease) in accounts payable and accrued liabilities	(139,199)	71,579	251,294	223,508
Net cash used in operating activities	(3,656,968)	(3,985,694)	(1,555,019)	(9,655,611)
Cash flows from investing activities:				
Proceeds on sale of available-for-sale investment	27,000	–	233,641	260,641
Patents and trademarks	(127,652)	(205,219)	–	(332,971)
Capital assets, net	(150,099)	(556,955)	(47,361)	(774,500)
Royalty rights	(2,000,000)	–	–	(2,000,000)
Advance to related party	–	362,046	(362,046)	–
Net cash used in investing activities	(2,250,751)	(400,128)	(175,766)	(2,846,830)
Cash flows from financing activities:				
Issue of common shares	8,221,379	5,574,716	1,682,137	15,478,233
Net proceeds from (repayment of) shareholder loan	–	–	(80,286)	544,891
Loan proceeds from Avanticorp	–	–	112,031	112,031
Rights issue costs	–	(76,197)	–	(76,197)
Net cash provided by financing activities	8,221,379	5,498,519	1,713,882	16,058,958
Increase (decrease) in cash and cash equivalents	2,313,660	1,112,697	(16,903)	3,556,517
Cash and cash equivalents, beginning of period	1,242,857	130,160	147,063	–
Cash and cash equivalents, end of period	$ 3,556,517	$ 1,242,857	$ 130,160	$ 3,556,517
Supplemental cash flow information:				
Interest paid	$ –	$ 71,781	$ 3,246	$ 75,027
Income taxes paid	46,021	9,193	–	55,214

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows (continued)
(Expressed in United States dollars)

Years ended October 31, 2001, 2000 and 1999 and for the period from September 3, 1997 to October 31, 2001

Supplemental schedule of non-cash operating and financing activities:

On January 11, 1999, Micromem Technologies Inc. issued 32 million common shares and 1,000,000 warrants to acquire all of the issued and outstanding shares of Pageant Technologies Inc. As a result of this transaction, the shareholders of Pageant Technologies Inc. owned 88.9% of the outstanding shares of Micromem Technologies Inc. and, accordingly, the purchase of Pageant Technologies Inc. is accounted for as a reverse takeover transaction. In conjunction with the reverse takeover accounting, the following is the fair value of Micromem as of January 11, 1999:

Assigned fair value of net assets of Micromem	$ 549,140
Less cash and bank balances	168,084
Net non-cash items	$ 381,056

Supplemental schedule of non-cash investing activities:

On March 14, 2001, Micromem issued 2,007,831 shares to Estancia Limited (being the equivalent of $8,000,000) in respect of the closing of the asset purchase agreement entered into by Micromem and its subsidiary on December 9, 2000 with Estancia Limited and Richard Lienau for the purchase of all interests and royalties in respect of certain memory technology covered by U.S. Patent #5,295,097 and related patent applications and all rights, entitlements and interests held by Estancia Limited and Richard Lienau under the Joint Ownership and Licensing Agreement dated as of September 17, 1997 among Estancia Limited, Richard Lienau and Pageant Technologies Inc.

Additional common shares having a value of $1,647,703 (2000 - $4,206,447) were issued pursuant to compensation agreements.

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Shareholders' Equity
(Expressed in United States dollars)

Years ended October 31, 2001, 2000 and 1999 and for the period from September 3, 1997 to October 31, 2001

	2001	2000	1999	1998	Period from September 3, 1997 to October 31, 2001
Common shares:					
Balance, beginning of period	$ 11,849,357	$ 2,068,193	$ 1	$ 1	$ –
Issue of common shares for cash	1,119,058	–	–	–	1,119,059
Conversion of liability to shares	–	–	4,999	–	4,999
Assigned fair value of Micromem Technologies Inc. (note 1(a)(iv))	–	–	549,140	–	549,140
Exercise of common share purchase warrants for cash	554,655	274,717	164,053	–	993,425
Exercise of director's options for cash	2,471,469	300,000	300,000	–	3,071,469
Private placement of common shares for cash	4,000,000	5,000,000	1,050,000	–	10,050,000
Shares issued pursuant to compensation agreements	1,647,703	4,206,447	–	–	5,854,150
Shares issued under the asset purchase agreement to Estancia Limited	8,000,000	–	–	–	8,000,000
Balance, end of period	$ 29,642,242	$ 11,849,357	$ 2,068,193	$ 1	$ 29,642,242
Contributed surplus:					
Balance, beginning of period	$ 3,256,772	$ 544,891	$ –	$ –	$ –
Shareholder loan forgiven (note 12)	–	–	544,891	–	544,891
Deferred share compensation	(453,219)	2,711,881	–	–	2,258,662
Stock-based compensation	34,000	–	–	–	34,000
Adjustment - share compensation expense	(677,420)	–	–	–	(677,420)
Transferred to share capital	(1,581,242)	–	–	–	(1,581,242)
Compensation shares due but not issued	1,431,545	–	–	–	1,431,545
Balance, end of period	$ 2,010,436	$ 3,256,772	$ 544,891	$ –	$ 2,010,436

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Shareholders' Equity (continued)
(Expressed in United States dollars)

Years ended October 31, 2001, 2000 and 1999 and for the period from September 3, 1997 to October 31, 2001

	2001	2000	1999	1998	Period from September 3, 1997 to October 31, 2001
Deferred share compensation:					
Balance, beginning of period	$ 453,219	$ –	$ –	$ –	$ –
Deferred share compensation (note 12)	(453,219)	453,219	–	–	–
Balance, end of period	$ –	$ 453,219	$ –	$ –	$ –

See accompanying notes to consolidated financial statements.

Micromem Technologies Inc. ("Micromem" or the "Company") is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, Micromem Technologies Inc. acquired all the outstanding shares of Pageant Technologies Inc. ("Pageant"), a company incorporated under the laws of the Turks & Caicos Islands, B.W.I. This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles (note 1(a)).

To October 31, 2001, the Company has not generated significant revenue and is devoting substantially all of its efforts to the development of its technologies. Accordingly, for financial reporting purposes the Company is a development stage enterprise and, through its wholly owned subsidiaries, is engaged in the development and testing of its non-volatile memory technologies.

These financial statements have been prepared on the basis of Canadian generally accepted accounting principles as applicable to a going concern. The Company has incurred substantial losses in its development stage. The continuation as a going concern is dependent on the continued support from the Company's investors and on achieving a source of income. Additional funds will be required to complete the development and testing of the technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be identified in the future. Failure to continue as a going concern would then require that stated amounts of assets and liabilities be reflected on a liquidation basis which could differ from the going concern basis.

1. Significant accounting policies:

These consolidated financial statements include the accounts of the Company's wholly owned legal subsidiaries, Memtech International Inc., Memtech International (USA) Inc., Micromem Technologies B.V., Micromem Technologies S.p.A., Pageant and Pageant Technologies (U.S.A.) Inc. All material intercompany balances and transactions have been eliminated on consolidation.

(Expressed in United States dollars)

1. Significant accounting policies (continued):

The significant policies used in the preparation of these financial statements conform, in all material respects, to Canadian generally accepted accounting principles. Material differences to accounting principles generally accepted in the United States are set out in note 16. The significant accounting policies of the Company are as follows:

(a) Basis of presentation:

On January 11, 1999, Micromem Technologies Inc. issued 32 million common shares and 1 million warrants to acquire all of the issued and outstanding shares of Pageant. On that date, the total number of Micromem Technologies Inc. shares outstanding was 3,980,643 shares. As a result of this transaction, the shareholders of Pageant owned 88.9% of the outstanding common shares of Micromem Technologies Inc. and, accordingly, the purchase of Pageant by Micromem is accounted for as a reverse takeover transaction.

(i) the consolidated financial statements of the combined entity are issued under the name of the legal parent, Micromem Technologies Inc., but are considered a continuation of the financial statements of Pageant, the legal subsidiary;

(ii) as Pageant is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values;

(iii) the comparative financial statements for the period from September 3, 1997 to October 31, 1998 are those of Pageant Technologies Inc.; and

(iv) control of the assets and operations of Micromem Technologies Inc. is deemed to be acquired by Pageant effective January 11, 1999. For purposes of this transaction, the deemed consideration is $549,140 ascribed to the net assets of Micromem Technologies Inc. outstanding immediately prior to the business combination.

1. Significant accounting policies (continued):

Application of reverse takeover accounting results in the following:

The transaction was accounted for by the purchase method with the results of operations included in the financial statements from the date of acquisition. Details of the acquisition are as follows:

Net assets acquired at assigned fair values:

Cash	$	168,084
Non-cash current assets		115,629
Investments		371,471
		655,184
Less current liabilities		106,044
Assigned fair value of net assets of Micromem Technologies Inc. acquired	$	549,140

(b) Foreign currency translation:

The functional currency of the Company is the United States dollar. Transactions denominated in foreign currencies have been translated into United States dollars at the rates of exchange prevailing at the date of each transaction. Assets and liabilities denominated in foreign currencies are converted into United States dollars at the rates of exchange prevailing at period end. The resulting translation gains or losses are included in the determination of loss for the period.

(c) Investments:

Investments where the Company has no significant influence are carried at cost. A write-down of the carrying value is charged against income when evidence indicates a decline in the underlying value and earning power of an individual investment is other than temporary.

1. Significant accounting policies (continued):

(d) Capital assets:

Capital assets are carried at cost. Amortization is provided on capital assets on a straight-line basis for a period of up to three years. Capital assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

(e) Patents and trademarks:

The patents and trademarks are carried at cost and amortization will commence on an appropriate basis to charge off the cost over the period of future benefit, not exceeding the legal life, when sales commence. Patents and trademarks are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

(f) Royalty rights:

Royalty rights (note 2) are carried at cost and will be amortized on a straight-line basis to charge off the cost over the period of future benefit not to exceed the legal life of related patent. Royalty rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

1. Significant accounting policies (continued):

(g) Income taxes:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that it is not considered to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

(h) Stock-based compensation:

Stock-based compensation is recognized by the intrinsic value method pursuant to contractual arrangements, whereby compensation is recorded to the extent that the exercise price is not based on the market value of the Company's common shares at the date of grant. Any compensatory benefit recorded is recognized initially as deferred compensation in the statements of shareholders' equity, and then charged against income over the contractual or vesting period.

(i) Research and development expenses:

Research costs are expensed in the period in which they are incurred. Development expenses are also expensed unless they meet the specified criteria for deferral and amortization under Canadian generally accepted accounting principles. The Company has determined that no development costs have met these criteria at the financial reporting date.

1. Significant accounting policies (continued):

(j) Measurement uncertainty:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(k) Transactions with related parties:

Transactions with related parties are measured at the carrying amounts of the goods and services being exchanged, unless such transactions are determined to be in the normal course of operations, in which case, they are recorded at the agreed upon exchange amount.

(l) Cash and cash equivalents:

All highly liquid investments with original terms to maturity of three months or less when acquired are classified as cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

2. Acquisition of royalty rights and remaining interest in technology from Estancia:

In December 2000, Micromem and its subsidiary, Pageant, entered into an agreement with Estancia Limited ("Estancia"), an unrelated party, to purchase the remaining 50% interest in the patents and royalties which it did not own for the ferromagnetic memory technology as described under U.S. Patent #5,295,097 and related patents and patent applications (the "Technology"). Under the terms of this agreement, the Company will pay a maximum purchase price of $50,000,000 to Estancia as follows:

(a) $10,000,000 will be paid on closing (after receipt of regulatory approvals), in the form of $8,000,000 in common shares of Micromem ("Micromem Shares") (based on the close price on the closing date) and $2,000,000 in cash;

(Expressed in United States dollars)

2. Acquisition of royalty rights and remaining interest in technology from Estancia (continued):

(b) $20,000,000 if and when either (i) certification is received from Honeywell Federal Manufacturing Technology ("Honeywell") that fully integrated, randomly addressable memory matrices of the Technology have met certain stipulated performance standards, or (ii) Micromem or any of its affiliates executes a definitive agreement for the sale or licensing of the Technology to an arm's length third party for any commercial purposes other than testing or evaluation of the Technology; payable in the form of cash and Micromem Shares to be determined by Pageant provided that a minimum of 50% of the $20,000,000 shall be paid in Micromem Shares valued at the close of trading on the date of receipt of such certification, sale or licensing; and

(c) $20,000,000 if and when Micromem or any of its affiliates executes a definitive agreement for the sale or licensing with respect to any technology (including the Technology) owned by Micromem to an arm's length third party for any commercial purposes other than testing or evaluation of the technology, payable in the form of cash and Micromem Shares to be determined by Pageant provided that a minimum of 50% of the $20,000,000 shall be paid in Micromem Shares valued at the close of trading on the date of execution of such sale or licensing.

Micromem paid $2,000,000 in cash and issued 2,007,831 shares being the equivalent of $8,000,000, the first installment payable under the terms described above, on approval by its shareholders in the annual shareholder meeting held on March 14, 2001. The amount of $10,000,000 paid in the form of cash and shares, has been recorded as royalty rights in these financial statements. The consideration noted in note 2(b) and (c) above will be recorded when the contingency is resolved beyond a reasonable doubt.

(Expressed in United States dollars)

3. Investments:

	Carrying value
Ontex Resources Limited ("Ontex"), January 11, 1999:	
325,000 shares	$ 288,247
AROC Inc. (formerly Alliance Resources PLC) ("AROC"), January 11, 1999:	
450,000 shares	83,224
	371,471
Sale of Ontex, January 27, 1999:	
325,000 shares	(233,641)
Loss on sale of 325,000 shares of Ontex	(54,606)
Write-down of AROC, October 31, 1999	(61,020)
Balance, October 31, 1999 and 2000	22,204
Sale of 450,000 AROC shares, July 19, 2001	(27,000)
Gain on sale of 450,000 AROC shares	4,796
Balance, October 31, 2001	$ –

The loss on sale relates to losses incurred on the sale of 325,000 Ontex shares. The Company wrote down its investment in AROC shares to quoted market prices at October 31, 1999 and 2000 due to it representing an other than temporary decline in value of the investment. The Company tendered the 450,000 AROC shares it owned, on an offer to purchase by AROC Inc. at a price of $0.06 per share, that closed on July 19, 2001.

(Expressed in United States dollars)

4. Capital assets:

	2000	Additions	Disposals	2001
Cost:				
Furniture and fixtures	$ 65,196	$ 28,667	$ (44,895)	$ 48,968
Computers and equipment	559,205	171,409	(222,505)	508,109
	$ 624,401	$ 200,076	$ (267,400)	$ 557,077

	2000	Amortization expense	Disposals	2001
Accumulated amortization:				
Furniture and fixtures	$ 19,928	$ 38,315	$ (41,220)	$ 17,023
Computers and equipment	223,348	162,204	(182,337)	203,215
	$ 243,276	$ 200,519	$ (223,557)	$ 220,238

	2001	2000
Net book value:		
Furniture and fixtures	$ 31,945	$ 45,268
Computers and equipment	304,894	335,857
	$ 336,839	$ 381,125

Included in research and development expenses is $135,221 (2000 - $49,999; 1999 - nil) amortization expense. Amortization expense recognized on computers and equipment for the year ended October 31, 2001 includes an impairment loss of nil (2000 - $140,000).

(Expressed in United States dollars)

5. Deposits and other receivables:

	2001	2000
Sales tax recoverable	$ 7,613	$ 62,441
Deposits	161,138	202,112
Other receivables	59,392	27,732
	$ 228,143	$ 292,285

Within deposits there is an amount advanced to Honeywell of $157,224 (2000 - $196,114) which represents payments made under an agreement between a subsidiary and Honeywell Federal Manufacturing and Technologies, operating under contract with the U.S. Department of Energy. The agreement as described in note 10(a) is for an engineering evaluation of the technology, product enhancement, manufacturing studies, microelectronic packaging, testing and system integration of the technology.

6. Other assets:

Other assets of nil (2000 - $76,197) consist of rights issue expenses that are set-off against rights issue proceeds when the shares are issued and treated as part of share capital. The Company's rights issue for a maximum of $30,000,000 and 7,228,915 shares closed on November 24, 2000. The Company raised gross proceeds of approximately $1,260,000 and issued 304,674 shares on November 24, 2000.

7. Accounts payable and accrued liabilities:

	2001	2000
Trade and other payables	$ 325,359	$ 386,536
Payroll	4,193	66,408
Income taxes payable	–	15,807
	$ 329,552	$ 468,751

8. Patents and trademarks:

	2001	2000
Patents	$ 286,014	$ 191,352
Trademarks	46,957	13,967
	$ 332,971	$ 205,319

The Company, through its subsidiaries, has other pending and provisional patent applications relating to its memory technologies and the costs relating to legal and filing fees are capitalized as patents.

The Company has applied to trademark the MAGRAM™, VEMRAM™, Micromem™ and HEMRAM™ names in a number of countries.

9. Share capital:

(a) Authorized:

2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value

(Expressed in United States dollars)

9. Share capital (continued):

(b) Issued and outstanding:

For accounting purposes, the ascribed share capital of Micromem Technologies Inc., the continuing consolidated entity, as at October 31, 2001 is computed as follows:

Existing share capital of Pageant Technologies Inc., October 31, 1998	$ 1
Common shares of Pageant Technologies Inc., December 4, 1998	4,999
Common share capital of Pageant Technologies Inc., January 11, 1999	5,000
Assigned fair value of net assets of Micromem Technologies Inc., (note 1(a)(iv))	549,140
Share capital of Micromem Technologies Inc., January 11, 1999	554,140
Exercise of common share purchase warrants for cash	164,053
Exercise of director's stock options for cash, October 1, 1999	300,000
Private placement of common shares for cash, May 17, 1999	1,050,000
Common share capital, October 31, 1999	2,068,193
Exercise of common share purchase warrants for cash	274,717
Exercise of director's stock options for cash, November 4, 1999	300,000
Shares issued pursuant to compensation agreements, March 15, 2000	4,206,447
Private placement of common shares for cash, February 10, 2000	5,000,000
Common share capital, October 31, 2000	11,849,357
Exercise of common share purchase warrants for cash	554,655
Shares issued pursuant to compensation agreement, January 23, 2001	66,461
Shares issued under the rights offering, November 20, 2000	1,119,058
Exercise of director's stock options for cash, December 6, 2000	2,400,000
Exercise of director's stock options for cash, January 17, 2001	71,469
Shares issued pursuant to compensatory stock options, January 17, 2001	1,581,242
Shares issued under the asset purchase agreement to Estancia Limited March 14, 2001	8,000,000
Private placement of common shares for cash, March 13, 2001	4,000,000
Common share capital, October 31, 2001	$ 29,642,242

(Expressed in United States dollars)

9. Share capital (continued):

As a result of the business combination, Pageant became a wholly owned subsidiary of Micromem Technologies Inc. For accounting purposes, at January 11, 1999, the outstanding shares of Micromem Technologies Inc., the continuing consolidated entity, consisted of the number of Micromem Shares issued to that date with an assigned value equal to the share capital of the continuing consolidated entity at that date as computed above.

The number of outstanding shares of Micromem are as follows:

Existing outstanding common shares of Micromem, October 31, 1998	3,490,643
Exercise of director's stock options	490,000
Existing common share capital of Micromem Technologies Inc., January 11, 1999	3,980,643
Common shares issued to effect the business combination with Pageant Technologies Inc.	32,000,000
Exercise of common share purchase warrants for cash	120,676
Exercise of director's stock options for cash, October 1, 1999	100,000
Private placement of common shares for cash, May 17, 1999	350,000
Outstanding common shares, October 31, 1999	36,551,319
Exercise of common share purchase warrants for cash	182,087
Exercise of director's stock options for cash, November 4, 1999	100,000
Shares issued pursuant to compensation agreements, March 15, 2000	901,110
Private placement of common shares for cash, February 10, 2000	2,000,000
Outstanding common shares, October 31, 2000	39,734,516
Exercise of common share purchase warrants for cash	362,450
Shares issued pursuant to compensation agreement, January 23, 2001	11,192
Shares issued under the rights offering, November 20, 2000	304,674
Exercise of director's stock options for cash, December 6, 2000	800,000
Exercise of director's stock options for cash, January 17, 2001	714,686
Shares issued under the asset purchase agreement to Estancia Limited March 14, 2001	2,007,831
Private placement of common shares for cash, March 13, 2001	2,000,000
Outstanding common shares, October 31, 2001	45,935,349

9. Share capital (continued):

(c) Stock option plans:

The Company has a fixed stock option plan. Under the Stock Option Plan (the "plan"), the Company may grant options for up to 13,000,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. Under the plan, the exercise price of each option equals to or greater than the market price of the Company's stock on the date of grant and for a maximum term of 10 years. Options under the plan vest over a period of one to five years. Prior to fiscal 1999, the Company did not have a stock option plan.

A summary of the status of the Company's fixed stock option plan as at October 31, 2001, 2000 and 1999 and changes during the years ending on those dates is presented below:

	2001		2000		1999	
	Options in thousands	Weighted average exercise price	Options in thousands	Weighted average exercise price	Options in thousands	Weighted average exercise price
Outstanding, beginning of year	3,550	$ 6.00	900	$ 3.00	–	$ –
Granted	6,560	4.19	2,750	6.87	1,000	3.00
Cancelled/expired	(1,940)	5.65	–	–	–	–
Exercised	(800)	3.00	(100)	3.00	(100)	3.00
Outstanding, end of year	7,370	4.80	3,550	6.00	900	3.00
Options exercisable, end of year	3,130		2,225		900	
Weighted average fair value of options granted during the year		$ 1.84		$ 3.89		$ 2.30

(Expressed in United States dollars)

9. Share capital (continued):

The following table summarizes information about fixed stock options outstanding as at October 31, 2001:

	Options outstanding			Options exercisable	
Actual exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$2.20	60,000	1.42	$ 2.20	60,000	$ 2.20
$2.875	60,000	3.67	2.875	–	2.875
$3.125	1,000,000	1.25	3.125	–	3.125
$3.1875	500,000	1.31	3.1875	250,000	3.1875
$3.19	2,645,000	4.06	3.19	–	3.19
$7.06	3,105,000	2.30	7.06	2,820,000	7.06
	7,370,000			3,130,000	

Included in wages and salaries is an amount of $34,000 (2000 - nil) related to stock- based compensation on options granted to a consultant of the Company

(d) Common share purchase warrants:

As part of the private placement agreement of 2,000,000 shares that the Company entered into on March 13, 2001, the Company issued 2,000,000 common share purchase warrants exercisable on a one-for-one basis. These warrants are outstanding as of October 31, 2001 and are exercisable at a price of $2.32 through March 13, 2002.

(Expressed in United States dollars)

10. Commitments:

(a) Research agreement with Honeywell:

During fiscal year 2000, the Company entered into a research agreement with Honeywell, to provide engineering and manufacturing services to assist the Company with product enhancement, manufacturability studies, microelectronic packaging, testing and supplier integration of the company's technologies. Under the terms of the research agreement, the maximum amount payable by the Company is $553,000 over the term of the agreement. Costs incurred under the agreement are being charged to research and development expenses as the services are provided. A total of $120,000 and $303,000 was paid during the years ended October 31, 2001 and 2000, respectively. Included in deposits and advances is $157,224 and $196,114 at October 31, 2001 and 2000, respectively.

(b) Agreement with Fabtech Inc.

In May 2001, a subsidiary of the Company entered into a support services agreement with Fabtech Inc. ("FabTech"), an unrelated company. Under the agreement, FabTech will provide access to its equipment and facilities and will supply engineering and other technical staff to work directly with Micromem's Research and Development team at FabTech's facilities. Under the terms of the agreement, which expires on August 31, 2002, the Company must pay an amount of $55,000 per month.

(Expressed in United States dollars)

11. Related party transactions:

In the normal course of business, the Company enters into transactions with companies under common control. Such items are measured at agreed upon exchange amounts and included in the consolidated financial statements. Related party transactions and balances are as follows:

	2001	2000	1999
Share compensation expense	$ 754,125	$ 3,247,721	$ 3,283,850
Share compensation payable	–	66,461	3,283,850
Contributed surplus	1,431,545	2,711,881	–
Deferred share compensation	–	453,219	–
Due from related party	–	–	362,046
Interest expense	–	–	3,246
Fees to related parties	–	186,000	–

(a) Included in wages and salaries is stock-based compensation of $754,125 (2000 - $3,247,721; 1999 - $3,283,850; period from September 3, 1997 to October 31, 2001 - $7,285,696) related to services provided by officers of the Company. The details of which, are set out below in note 11(b), (c) and (d).

(b) On January 29, 1999 and March 10, 1999, the Company entered into two consulting agreements with the Chairman and the former President, respectively.

Consideration for services rendered by the Chairman and the former President were settled by issue of common shares. The Company issued during fiscal 2000, 454,292 shares to the Chairman and a further 448,452 shares to a company controlled by the former President. The balance of 11,192 shares ($66,461) due to a company controlled by the former President were issued in fiscal 2001.

(Expressed in United States dollars)

11. Related party transactions (continued):

(c) On January 2, 2000, the Company entered into an Employee and Option Agreement with the Chairman and CEO which was approved by the shareholders at a meeting held on June 29, 2000.

As remuneration for the services to be rendered by the Chairman and CEO during the period from January 2, 2000 to January 2, 2001, the Company granted the Chairman and CEO an irrevocable option to acquire from the Company a number of fully paid and non-assessable common shares of the Company equal to 1.75% of the number of common shares of the Company that will be outstanding on the close of business on January 2, 2001, at a price of $0.10 per incentive share. The Chairman and CEO exercised the 714,686 options that accrued to him under this agreement on January 17, 2001. Share compensation expense includes a credit of $677,420 (2000 - expense of $2,258,662), relating to this agreement.

(d) On January 1, 2001, the Company entered into a new employment agreement with the Chairman for a period of five years. Under the term of this Agreement, the Chairman has been retained to provide certain management services to the Company and its subsidiaries. The Company has agreed to issue, under the Agreement, a number of fully paid and non-assessable common shares of the Company equal to 0.5% per quarter of the number of common shares outstanding on the last day of March, June, September and December of each year throughout the term of the Agreement. An amount of $1,431,545 has been accrued for the value of shares, that have been earned but not issued as compensation expense for the year ended October 31, 2001 and treated as contributed surplus within shareholders' equity.

(Expressed in United States dollars)

11. Related party transactions (continued):

(e) On January 25, 1999, as part of a compensation package, the Company granted the Chairman options to purchase, prior to January 25, 2009, up to 1,000,000 common shares at the then prevailing market price of $3.00 per share pursuant to the Micromem Technologies Inc. 1999 stock option plan. The Chairman exercised options to purchase 100,000 shares in October 1999, a further 100,000 shares in November 1999 and the balance 800,000 shares in December 2000.

(f) The Company paid nil (2000 - $186,000) to legal firms in which directors of subsidiaries are partners.

(g) During the year ended October 31, 2000, the Company reimbursed Clear Blue Laboratories, Inc. ("Clear Blue"), a related party by virtue of its control by a principal shareholder, an amount of $140,000 for payments for equipment made by Clear Blue on behalf of the Company. The Company also advanced to Clear Blue, an amount of nil (2000 - $127,134). No such advances or reimbursements were made during 2001.

(h) During the current year, the Company has granted a total of 3,750,000 (2000 - 1,750,000) options to the directors having exercise prices at or above market prices on date of grant. None of these options have been exercised.

12. Contributed surplus:

Ataraxia, the former parent company of Pageant, forgave $544,891 of indebtedness it was owed during 1999. This forgiven debt was treated as contributed surplus, a separate component of shareholders' equity, as this balance was between related parties.

(Expressed in United States dollars)

12. Contributed surplus (continued):

Pursuant to the agreement described in note 11(c), deferred share compensation for the Chairman for the period from January 2, 2000 to January 2, 2001 in the amount of $2,711,881, represents an estimate of the intrinsic value of the options to be granted on January 2, 2001, and was recorded as contributed surplus within shareholders' equity. Of this amount, $2,258,592 was recorded as compensation expense in the year ended October 31, 2000. On January 17, 2001, the Chairman exercised his options and 714,686 common shares of the Company were issued with an aggregate value of $1,581,242, which was recorded as share capital. The difference between the actual value of the shares and the estimate recorded in 2000, was recorded as a recovery of compensation expense in the year ended October 31, 2001.

Pursuant to the agreement described in note 11(d), the value of the shares that accrued but have not been issued to the Chairman under his 2001 agreement for the period from January 2, 2001 to October 31, 2001 of $1,431,545 is treated as compensation expense and contributed surplus within shareholders' equity.

13. Fair values of financial instruments:

The fair values for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

14. Income taxes:

The Company has non-capital losses of approximately $3,734,000 available to reduce future years' taxable income, the benefit of which has not been recognized in these accounts. The tax losses expire as follows:

2006	$ 283,000
2007	1,723,000
2008	1,723,000
2020	5,000
	$ 3,734,000

(Expressed in United States dollars)

14. Income taxes (continued):

The Company has not recorded any future tax asset or liability, as it does not believe that the amounts are more likely than not to be realized under Canadian GAAP. See detailed schedule below:

2001	Carrying amount	Tax basis	Deductible temporary difference
Unused capital losses	$ –	$ 882,006	$ (882,006)
Unused non-capital losses	–	3,733,644	(3,733,644)
Financing costs	–	284,465	(284,465)
Alternative minimum tax credit	–	235,395	(235,395)
Research and development credit	–	114,670	(114,770)
Total assets	$ –	$ 5,250,180	$ (5,250,280)
Future tax asset	$ 5,250,180	Tax rate 42%	$ 2,205,076
Valuation allowance			(2,205,076)
Net future tax asset			$ –

2000	Carrying amount	Tax basis	Deductible temporary difference
Unused capital tax losses	$ –	$ 46,956	$ (46,956)
Unused non-capital losses	–	2,146,058	(2,146,058)
Investment	22,204	862,050	(839,846)
Royalty rights	76,197	396,383	(320,186)
Alternative minimum tax credit	–	55,555	(55,555)
Research and development credit	–	204,049	(204,049)
Total assets	$ 98,401	$ 3,711,051	$ (3,612,650)
Future tax asset	$ 3,612,650	Tax rate 44%	$ 1,589,566
Valuation allowance			(1,589,566)
Net future tax asset			$ –

15. Contingencies:

Pageant has been named as a defendant in legal actions relating to tenant improvements on a leased property, including an action claiming dues of approximately $500,000 alleging breach of contract under a construction contract entered into by Clear Blue.

The landlord of the property is also claiming damages from Pageant. Pageant assigned its rights under the lease to Clear Blue, however Pageant is allegedly obligated to pay the lease payments should the assignee default under the contract. The landlord is claiming damages of $632,000.

The outcome of these actions is uncertain because Pageant is vigorously defending all actions in which it is named as a defendant. It is, therefore, not possible to provide an estimate of the financial effects, if any, of the actions. No losses related to these actions have been accrued in these consolidated financial statements.

In the normal course of business, the Company and its subsidiaries are involved in various legal actions. In management's opinion, the ultimate disposition of these actions, individually or in aggregate, will not have a material adverse effect on the financial condition of the Company.

16. Reconciliation between Canadian GAAP and U.S. GAAP:

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as detailed below:

(a) Stock options:

The Company has chosen to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees. Under this method, compensation expense is recorded if the market value exceeds the exercise price at the date of grant. The compensation expense, if any, is recognized, at the date of option grants or when the option shares are earned when future performance is required, in the consolidated statements of operations and deficit.

(Expressed in United States dollars)

16. Reconciliation between Canadian GAAP and U.S. GAAP (continued):

For the purposes of reporting under U.S. GAAP, companies are required under SFAS 123 to calculate and disclose on a pro forma basis, the compensation expense related to the fair value of the stock options in the notes to the consolidated financial statements. Accordingly, for the purpose of reporting under U.S. GAAP, the Company's net loss applicable to common shares and loss per common share would be increased to the pro forma amounts as indicated below:

	2001	2000	1999	Period from September 3, 1997 to October 31, 2001
Loss applicable to common shares:				
Reported	$ 4,559,625	$ 7,259,356	$ 5,207,787	$ 17,527,760
Pro forma	9,187,377	14,640,604	7,507,787	31,836,769
Basic and fully diluted loss per share:				
Reported	$ 0.10	$ 0.19	$ 0.14	$ 0.40
Pro forma	0.21	0.38	0.21	0.72

	2001	2000	1999
Black-Scholes option-pricing model assumptions:			
Dividend yield	–	–	–
Expected volatility	100%	100%	100%
Risk-free interest rate	3.97% - 5.52%	4.87% - 6.36%	4.55%
Expected option life	2 - 3 years	1 - 4 years	5 years

The effects of the pro forma disclosures are not likely to be representative of the effects on reported net income for future years, because options vest over several years and additional awards may be made in future years.

(Expressed in United States dollars)

16. Reconciliation between Canadian GAAP and U.S. GAAP (continued):

(b) Development stage enterprise:

The Company qualifies as a development stage enterprise as defined in SFAS No. 7. The financial statements have been prepared to include the additional information as required to be disclosed by SFAS No. 7.

(c) Statement of comprehensive income:

For the purpose of reporting under U.S. GAAP, the following statements of comprehensive income are required:

	2001	2000	1999	Period from September 3, 1997 to October 31, 2001
Loss applicable to common shares: U.S. GAAP	$ 4,559,625	$ 7,259,356	$ 5,207,787	$ 17,527,760
Change in unrealized gain on investment	–	(13,796)	–	(13,796)
Comprehensive loss	$ 4,559,625	$ 7,245,560	$ 5,207,787	$ 17,513,964

As the investment was classified as available-for-sale, the unrealized gain was treated as part of the statement of comprehensive income.

(d) Loss per share:

	2001	2000	1999	Period from September 3, 1997 to October 31, 2001
Loss as reported and per U.S. GAAP	$ 4,559,625	$ 7,259,356	$ 5,207,787	$ 17,527,760
Loss per share: Basic	$ 0.10	$ 0.19	$ 0.14	$ 0.40

(Expressed in United States dollars)

16. Reconciliation between Canadian GAAP and U.S. GAAP (continued):

	2001	2000	1999	Period from September 3, 1997 to October 31, 2001
Loss per share:				
Diluted	$ 0.10	$ 0.19	$ 0.14	$ 0.40
Weighted average shares	44,163,669	38,763,920	36,213,319	44,163,669
Plus incremental shares relating to due but not issued compensation shares and assumed conversion of warrants and options	7,011,097	1,914,679	1,610,673	7,011,097
Adjusted weighted average shares	51,174,766	40,678,599	37,823,992	51,174,766

The above incremental shares from due but not issued compensation shares assumed conversion of warrants and options have been excluded from the calculation of the diluted loss per share because to do so would be anti-dilutive for the periods presented.

(e) Foreign items:

The financial statements include balances/transactions that are denominated in foreign currencies as follows:

	Cdn.	Euro
Assets	$ 190,542	78,076
Liabilities	131,965	12,905
Revenue	4,780	1,375
Expenses	1,381,499	65,204

(Expressed in United States dollars)

16. Reconciliation between Canadian GAAP and U.S. GAAP (continued):

(f) Impairment losses:

Under U.S. GAAP, the impairment loss of nil (2000 - $140,000) recognized on computers and equipment for the year ended October 31, 2001, and included within amortization expense as described in note 4, would be disclosed separately in the consolidated statements of operations and deficit and the consolidated statements of cash flows.

(g) Impact of SFAS 131 and SFAS 133:

The Company is still in a development stage and has not yet commenced operations and, therefore, the provisions of SFAS 131 will not have an impact. SFAS 133 does not currently apply because Micromem does not have any derivative contracts.

(h) Income taxes:

Under U.S. GAAP, only enacted tax rates may be applied against temporary differences, whereas under Canadian GAAP, substantively enacted tax rates must be used. Under U.S. GAAP, the future tax asset and valuation allowance as at October 31, 2001 would have been tax effected at a rate of 45% and reported as $2,362,581. There would be no net impact on total assets, shareholders' equity or loss for the period as a result of this difference.